UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-21329

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.

599 9th STREET NORTH

SUITE 101

NAPLES, FLORIDA 34102-5624

(239) 263-3344

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

TIB Financial Corp. Employee Stock Ownership Plan with 401(k) Provisions

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of TIB Financial Corp. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) at December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Plan as of December 31, 2009 and for the year then ended were audited by other auditors whose report dated June 23, 2010 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 29, 2011

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value:
TIB Financial Corp. common stock	$92,874	$212,606
Mutual funds	8,266,647	6,862,829

Total Investments at fair value	8,359,521	7,075,435

Receivables:
Participant loans	284,041	196,128

TOTAL ASSETS	8,643,562	7,271,563

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$8,643,562	$7,271,563

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

2010
Additions to net assets attributed to
Investment income
Dividends and interest	$224,170
Net appreciation in fair value of investments	375,382

599,552
Contributions
Employer match	341,072
Employee deferral	1,064,342
Rollovers	68,337

1,473,751

Total additions	2,073,303

Deductions from net assets attributed to
Benefits paid to participants	667,070
Administrative expense	34,234

Total deductions	701,304

Net increase	1,371,999

Net assets available for benefits
Beginning of year	7,271,563

End of year	$8,643,562

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covers substantially all of the employees of TIB Financial Corp. (the “Company”) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

North American Financial Holdings, Inc. Investment in the Company

On September 30, 2010, (the “Transaction Date”) the Company completed the issuance and sale to North American Financial Holdings, Inc. (“NAFH”) of 7,000,000 shares of common stock, 70,000 shares of Series B Preferred Stock and a warrant (the “Warrant”) to purchase up to 11,666,667 shares of Common Stock of the Company (the “Warrant Shares”) for aggregate consideration of $175,000,000 (the “Investment”). The 70,000 shares of Series B Preferred Stock received by NAFH converted into an aggregate of 4,666,667 shares of common stock following shareholder approval of an amendment to increase the number of authorized shares of common stock to 50,000,000. The Warrant is exercisable, in whole or in part, and from time to time, from September 30, 2010 to March 30, 2012, at an exercise price of $15.00 per Warrant Share. As a result of the investment, NAFH acquired approximately 99% (which has subsequently been reduced to approximately 94% as a result of the Rights Offering) of the voting securities of the Company.

Eligibility

The Plan covers substantially all employees who have attained the age of twenty-one and have completed three months of service since the employee’s hire date.

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $16,500 for the plan year ended December 31, 2010. Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans. For 2010, the Company contributed 50 percent of the first 5 percent of base compensation that a participant contributed to the Plan. The Company also may contribute an additional discretionary profit sharing contribution. No discretionary profit sharing contribution was made during 2010. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of a) the Company’s contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the entire balance of investments of his or her account to any of the investment options available under the Plan. The Plan currently offers nineteen mutual funds and Company stock as investment options for participants.

Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Effective January 1, 2007, the Plan was amended to provide a two year vesting period for the Company’s matching contribution and actual earnings thereon. Accordingly after two years of continuous service, participants will be 100% vested in the Company’s matching contribution and actual earnings thereon. The vesting period for any employer optional contribution and related earnings is 20% after the completion of two years of credited service and 20% for each subsequent year of credited service. Accordingly, a participant will be 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits

Benefit payments are recorded when paid.

Recently Issued Accounting Standards

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Management does not expect that the adoption of this guidance will have a material impact on the Plan’s financial condition or results of operations.

NOTE 3 - INVESTMENTS AT FAIR VALUE

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits are shown below.

	2010	2009
Investments at quoted market prices
PIMCO Total Return A Fund, 189,754 shares in 2010 and 159,164 shares in 2009	$2,058,837	$1,718,966
Fidelity Retirement Money Market Fund, 696,213 shares in 2010 and 593,605 shares in 2009	696,213	593,605
American Growth Fund of America Class A, 28,949 shares in 2010 and 28,729 shares in 2009	881,193	785,154
American EuroPacific Growth Class A, 21,616 shares in 2010 and 21,058 shares in 2009	894,268	807,367
AIM Mid Cap Core Equity Class A Fund, 25,744 shares in 2009	- (1)	539,338
Ivy Large Cap Growth A, 49,549 shares in 2010 and 45,966 shares in 2009	643,642	524,010
MFS Value A Fund, 19,040 shares in 2010 and 18,465 shares in 2009	434,311	383,522
Invesco Mid Cap Core Equity Class A Fund, 26,551 shares in 2010	615,190	- (1)

(1)	Does not represent 5%, shown for comparative purposes only. No shares held at these dates.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $375,382 as follows:

2010
Depreciation of TIB Financial Corp. common stock	$(223,034)
Net appreciation of Mutual funds	598,416

$375,382

The Plan has an investment in TIB Financial Corp. common stock amounting to $92,874 and $212,606 as of December 31, 2010 and 2009, respectively. This amount represents 1% and 3% of net assets available for benefits as of December 31, 2010 and 2009, respectively.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date. Transaction fees for purchases and sales are included in the cost or sale price of the securities.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds: Mutual fund investments are valued at the net asset value of shares held by the Plan at year-end.

Company common stock: The fair value of TIB Financial Corp. common stock is determined by a quoted market price on a nationally recognized securities exchange (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
TIB Financial Corp. common stock	$92,874	$—	$—
Mutual Funds, categorized by the nature of underlying investments:
Growth funds	1,928,597	—	—
Value funds	1,095,036	—	—
Blended funds	1,845,247	—	—
World stock funds	123,754	—	—
Bond funds	2,317,199	—	—
Moderate allocation funds	87,594	—	—
Real estate funds	40,985	—	—
Money market funds	758,799	—	—
Diversified emerging market funds	69,436	—	—

Total Mutual Funds	8,266,647	—	—

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
TIB Financial Corp. common stock	$212,606	$—	$—
Mutual Funds, categorized by the nature of underlying investments:
Growth funds	1,604,245	—	—
Value funds	927,751	—	—
Blended funds	1,589,758	—	—
World stock funds	116,384	—	—
Bond funds	1,847,060	—	—
Moderate allocation funds	65,024	—	—
Real estate funds	40,467	—	—
Money market funds	651,158	—	—
Diversified emerging market funds	20,982	—	—

Total Mutual Funds	6,862,829	—	—

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan’s management has reviewed the Plan’s tax exempt status and analyzed the tax position taken by the plan concluding that as of December 31, 2010, there were no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits in process from any taxing authorities for any tax periods.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the custodian totaled $4,981, while professional fees paid by the Plan to the third party administrator totaled $29,253.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions. During the Plan year ended December 31, 2010, 1,664 shares of TIB Financial common stock were purchased at a cost of $122,377, and 498 shares were sold for $19,076, for a realized net loss of $12,927. The total investment in TIB Financial Corp common stock was $92,874 and $212,606 as of December 31, 2010 and 2009. In addition, loans to participants totaled $284,041 and $196,128 as of December 31, 2010 and 2009, respectively.

SUPPLEMENTAL SCHEDULE

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value

	American Funds	American Balanced Fund A, 4,885 shares	*	$87,594
	American Funds	EuroPacific Growth Class A, 21,616 shares	*	894,268
	American Funds	Growth Fund of America Class A, 28,949 shares	*	881,193
	American Funds	New Perspective Fund A, 4,324 shares	*	123,754
	American Funds	Washington Mutual Investors Class A, 10,389 shares	*	282,697
	DWS Scudder	RREEF Real Estate Class A, 2,319 shares	*	40,985
	Fidelity Investments	Fidelity Retirement Money Market Fund, 696,213 shares	*	696,213
	Fidelity Investments	Fidelity Spartan US Equity Index, 7,549 shares	*	335,789
	Fidelity Investments	Fidelity Cash Reserves	*	48,912
	Fidelity Investments	Fidelity Spartan US Treasury Money Market Fund, 13,482 shares	$13,482	13,482
	Goldman Sachs	Small Cap Value Class A, 9,573 shares	*	378,028
	Invesco	Mid Cap Core Equity Class A, 26,551 shares	*	615,190
	Ivy Funds	Large Cap Growth Class A, 49,549 shares	*	643,642
	Lazard	Emerging Markets Portfolio Open, 3,129 shares	*	69,435
	Legg Mason Partners	Small Cap Growth I Class A, 23,515 shares	*	403,761
	MFS	Value A, 19,040 shares	*	434,311
	PIMCO	Total Return Fund A, 189,754 shares	*	2,058,837
	Vanguard	Intermediate-term Bond Index Fund Investor, 12,339 shares	*	138,322
	Vanguard	Inflation-protected Securities Fund Investor, 9,234 shares	*	120,040
**	TIB Financial Corp.	Common Stock, 4,478 shares	*	92,874
		Cash Transfer for Trades		194

	Total Investments			$8,359,521

**	Participant Loans	Interest rates 4.25% - 9.25%	*	284,041

**	Party-in-Interest
*	Participant directed investment, information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

Date: June 29, 2011	/s/ Eugene Taylor
Eugene Taylor Chief Executive Officer and President TIB Financial Corp.

Date: June 29, 2011	/s/ Christopher Marshall
Christopher Marshall Chief Financial Officer TIB Financial Corp.